ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

September 7, 2023

Ms. Valerie Lithotomos

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos Investment Trust (File Nos. 33-19228 and 811-05443) (the “Registrant”)

Dear Ms. Lithotomos:

I am writing to respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided by telephone on June 12, 2023 in connection with the registration statement on Form N-1A, filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on May 15, 2023 (the “PEA”) for the purpose of adding Calamos Merger Arbitrage Fund (the “Fund”) as a new series of the Registrant. Your comments are summarized below, followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the PEA. The Registrant intends to file a future post-effective amendment pursuant to Rule 485(b) under the Securities Act to (the “Future Amendment”) (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

1.	Comment. The Staff requests that the Registrant confirm that all missing or bracketed information in PEA and any missing exhibits will be included in the Future Amendment. The Staff also requests that the Fund’s Annual Fund Operating Expenses table and example expenses be provided in advance of effectiveness for the Staff’s review.

Response. The Registrant confirms. The Fund’s Annual Fund Operating Expenses table and example expenses have been revised as follows:

	CLASS A	CLASS C	CLASS I
Shareholder Fees (fees paid directly from your investment):
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	2.75%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the redemption price or offering price)	None	1.00%	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	1.00%	1.00%	1.00%
Distribution and/or Service Fees (12b-1)	0.25%	1.00%	None
Other Expenses[1]	0.87%	0.87%	0.87%
Total Annual Fund Operating Expenses	2.12%	2.87%	1.87%
Expense Reimbursement[2]	-0.62%	-0.62%	-0.62%
Total Annual Fund Operating Expenses After Reimbursement	1.50%	2.25%	1.25%

1	“Other Expenses” are based on estimated amounts for the current fiscal year.
2	The Fund’s investment advisor has contractually agreed to reimburse Fund expenses through October 31, 2026 to the extent necessary so that Total Annual Fund Operating Expenses of Class A shares, Class C shares and Class I shares are limited to 1.50%, 2.25% and 1.25% of average net assets, respectively. For purposes of these expense limitations, operating expenses do not include taxes, interest, short interest, short dividend expenses, brokerage commissions, acquired fund fees and expenses, foreign tax reclaim expenses, and extraordinary expenses (as determined in the discretion of Calamos Advisors LLC (“Calamos Advisors”)), such as litigation costs. Calamos Advisors may recapture previously waived expense amounts within the same fiscal year for any day where the respective share class’s expense ratio falls below the contractual expense limit up to the expense limit for that day. This undertaking is binding on Calamos Advisors and any of its successors and assigns. This agreement is not terminable by either party.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then either redeem or do not redeem your shares at the end of the reflected time periods. The example also assumes that your investment has a 5% return each year that all dividends and capital gain distributions are reinvested, that you pay a maximum initial or contingent deferred sales charge and that the Fund’s operating expenses remain the same. Any applicable fee waivers and/or expense reimbursements are reflected in the below examples for the period through October 31, 2026. Although your actual performance and costs may be higher or lower, based on these assumptions, your costs would be:

You would pay the following expenses if you redeemed your shares at the end of the period:

	One Year	Three Years
Class A	$620	$927
Class C	$328	$703
Class I	$127	$397

You would pay the following expenses if you did not redeem your shares:

	One Year	Three Years
Class A	$620	$927
Class C	$228	$703
Class I	$127	$397

2.	Comment. The Staff requests that the Registrant confirm that the Acquired Fund Fees and Expenses for the Fund are expected to be less than 0.01% and that is why the line item is not included in the “Annual Portfolio Operating Expenses” and if such expenses are expected to be greater than that amount, a line item will be added to the Fund’s Annual Fund Operating Expenses table.

Response. The Registrant confirms that the “Acquired Fund Fees and Expenses” for the Fund are expected to be less than 0.01% and therefore no line item is required in compliance with Instruction 3(f)(i) to Item 3 of Form N-1A.

3.	Comment. The Staff requests that the Registrant confirm that any expense limitation agreement reflected in the Annual Fund Operating Expenses table will extend for at least one year from the effective date of the Registration Statement.

Response. The Registrant confirms.

4.	Comment. Please revise footnote 2 to the Fund’s Annual Fund Operating Expenses table to reflect that previously waived amounts under the Fund’s expense limitation agreement subject to recapture are limited to the lesser of the amounts that would be subject to recapture under: (i) the expense limitation in effect at the time of the waiver or reimbursement; or (ii) the expense limitation in effect at the time of recapture.

Response. The Registrant respectfully declines to add the requested disclosure. In accordance with the Fund’s expense limitation agreement, Calamos Advisors only may recapture previously waived expense amounts within the same fiscal year for any day where the respective Fund’s expense ratio falls below the contractual expense limit up to the expense limit for that day. Accordingly, Calamos Advisors may not recapture expenses waived in prior fiscal years.

5.	Comment. The Staff requests that, given the Calamos Merger Arbitrage Fund’s name, an 80% test should be included pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), however, the Staff notes that the Fund’s strategy appears to extend beyond merger related investments to other “significant corporate events” and any such 80% test should be reflective of the Fund’s investments and avoid shareholder confusion.

Response. The Registrant has added the following disclosure to the Fund’s prospectus:

Under normal market conditions, the Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in common stock, convertible securities, special purpose acquisition corporations or similar special purpose entities (collectively, “SPACs”), preferred stock, corporate bonds, warrants and options of U.S. and non-U.S. companies which are involved, or which Calamos Advisors believes will be involved, in a variety of significant corporate events including, but not limited to mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations and other corporate transactions (“merger-arbitrage investments”).

6.	Comment. What is the limit, if any, the Fund contemplates for SPAC investments. Is this part of the "merger arbitrage" strategy? If so, supplementally explain how a position in a SPAC is "merger arbitrage"? Please consider what revisions may be helpful to an investor to understand how SPAC investing fits within the fund's strategy. (For example, is the SPAC investment at launch of the SPAC or instead a strategy related to the likelihood of the SPAC to identify or not identify a business combination near the end of a SPAC's termination date.)

Response. The Fund does not contemplate a limit for SPAC investments and considers a SPAC investment to be a merger-arbitrage investment (as defined in response number 5 above). The Registrant has added the following disclosure to the Fund’s principal investment strategy:

The Fund may invest significantly in SPACs. A SPAC investment typically represents an investment in a special purpose vehicle that seeks to identify and effect an acquisition of, or merger with, an operating company in a particular industry or sector. During the period when management of the SPAC seeks to identify a potential acquisition or merger target, typically most of the capital raised for that purpose (less a portion retained to cover expenses) is invested in income-producing investments. The Fund may invest in SPACs for a variety of investment purposes, including to achieve income. Some SPACs provide the opportunity for common shareholders to have some or all of their shares redeemed by the SPAC at or around the time a proposed merger or acquisition is expected to occur. The Fund may sell its investments in SPACs at any time, including before, at or after the time of a merger or acquisition. For purposes of the Fund’s 80% policy discussed above, a SPAC is considered to be a merger-arbitrage investment throughout its life cycle.

7.	Comment. The Staff requests that the Registrant clarify whether the short positions are in the target company, the acquiring company, or both. If in the target company, and it's in addition to the merger arbitrage strategy (i.e., long the target, and short the target) to protect the downside if a deal falls apart, please consider whether this type of "shorting" in case the deal falls apart is a "merger arbitrage" strategy.

Response. The Fund may hold short positions in the target company and/or the acquiring company in a corporate transaction. In addition to holding a long position with respect to a company, part of the Fund’s “merger arbitrage” strategy may include holding a short position to hedge risk in the Fund’s portfolio. In addition, the Registrant has added disclosure to the Fund’s principal investment strategies regarding the Fund’s investments in short positions, as marked below:

The Fund’s investment process focuses on identifying desirable risk-adjusted opportunities to capture the “spread” between the price at which a target company’s stock trades following an announcement that it is to be acquired or participate in another corporate transaction and the ultimate price to be paid for such stock upon completion of the transaction. The Fund will establish short positions in securities of such companies. The Fund may seek to purchase securities at prices only slightly below the anticipated value to be paid or exchanged for such securities in the merger, exchange offer or cash tender offer (and substantially above the price at which such securities traded immediately prior to the announcement of the merger, exchange offer or cash tender offer). Likewise, when Calamos Advisors believes it is likely that a transaction will not be consummated, the Fund may take short positions in such securities in order to seek to capture the difference attributable to the perceived market overvaluation of the acquisition target. The Fund may hold short positions in the target company and/or the acquiring company in a corporate transaction. In addition to holding a long position with respect to a company, part of the Fund’s merger arbitrage strategy may include holding a short position to hedge risk in the Fund’s portfolio.

8.	Comment. What percentage of the Fund’s assets will be committed to any one transaction/event? How many transactions/events will the fund have arbitrage investments in at one time (a range is fine)? Will the Fund use leverage if the merger arbitrage conviction is particularly high? If so, please discuss any derivatives used to leverage this strategy.

Response. Typically, the Fund is expected to hold less than 15% of its assets with respect to any one transaction/event. Depending on the market environment, the Fund is expected to have merger-arbitrage investments within the range of 15-75 transactions/events. The Fund does not intend to use leverage as part of its investment strategy.

9.	Comment. The Staff noted that the “Fund may invest up to 35% of its net assets in foreign securities.” Please supplementally confirm whether any one single foreign security could represent up to the full 35% limit. If so, the Staff may have further comments.

Response. Although the Fund is classified as “non-diversified” under the 1940 Act, the investment advisor does not expect the Fund to invest up to the full 35% limit in any one foreign security.

10.	Comment. Please confirm whether the 35% limit on investments in foreign securities includes ADRs.

Response. The Registrant confirms and has revised the following disclosure in the Fund’s principal investment strategy as marked below.

The Fund's investments ~~may also invest~~ in foreign securities include stocks of foreign companies that are represented in the United States securities markets by American Depositary Receipts (“ADRs”) or similar depository arrangements.

11.	Comment. Please explain how call options on broad indices or ETFs are considered part of a merger arbitrage strategy.

Response. The Fund expects to utilize call options on broad indices or ETFs as part of its merger arbitrage strategy to hedge risks inherent in the transactions/events.

12.	Comment. The Staff requests that the Registrant order the Fund’s principal risks to prioritize those that are most likely to adversely affect the Fund’s performance. The Staff notes that after listing the most significant risks to each Fund, the remaining risks may be alphabetized.

Response. The Registrant respectfully declines to make the Staff’s requested change at this time. The Registrant acknowledges that it is aware of the non-binding guidance issued by the Division of Investment Management’s Disclosure Review and Accounting Office titled “Improving Principal Risks Disclosure” (https://www.sec.gov/investment/accounting-and-disclosure-information/principal-risks/adi-2019-08-improving-principal-risks-disclosure). While the Registrant respects the Staff’s view on principal risk disclosure, ADI 2019-08 states clearly that the update is not a rule, regulation or statement of the Commission. Moreover, Form N-1A does not require that a fund’s principal risks be set forth in any particular order. Further, the Registrant believes that ordering the principal risks alphabetically makes it easier for an investor to find particular risk factors of the Fund. In addition, the materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. The market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest risk to the Registrant at any given moment. Therefore, the Registrant believes that emphasizing one risk over another in a static document in a non-static market would not be appropriate.

Notwithstanding, the foregoing, the Registrant notes the following disclosure is included at the beginning of the “Principal Risks” section in the statutory and summary portions of the Fund’s prospectus to help investors better understand the importance of reading each risk disclosure regardless of their sequence:

The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears.

13.	Comment. Please consider including a cybersecurity risk as a principal risk for the Fund in the Fund’s summary prospectus.

Response. The Registrant respectfully declines to include cybersecurity risk as a principal risk for the Fund in the Fund’s summary prospectus but notes the following is included as a principal risk for the Fund in response to Item 9 of Form N-1A.

Cybersecurity Risk. Investment companies, such as the Fund, and their service providers are exposed to operational and information security risks resulting from cyberattacks, which may result in financial losses to the Fund and its shareholders. Cyber-attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, “ransomware” that renders systems inoperable until ransom is paid, the unauthorized release of confidential information, or various other forms of cybersecurity breaches. Cyber-attacks affecting the Fund or Calamos Advisors, custodian, transfer agent, distributor, administrator, intermediaries, trading counterparties, and other third-party service providers may adversely impact the Fund or the companies in which the Fund invests, causing the Fund’s investments to lose value or to prevent a shareholder redemption or purchase from clearing in a timely manner.

14.	Comment. If appropriate, please consider including an emerging market principal risk factor to the extent the Fund’s investments in foreign securities include investments in emerging markets.

Response. The Registrant has added the following disclosure in the prospectus relating to the principal investment risks associated with an investment in the Fund:

Emerging Markets Risk — Emerging market countries may have relatively unstable governments and economies based on only a few industries, which may cause greater instability. The value of emerging market securities will likely be particularly sensitive to changes in the economies of such countries. These countries are also more likely to experience higher levels of inflation, deflation or currency devaluations, which could hurt their economies and securities markets.

In addition, the Registrant has added disclosure to the Fund’s principal investment strategies regarding the Fund’s investments in securities in emerging markets, as marked below:

The Fund invests in common stock, convertible securities, special purpose acquisition companies or similar special purpose entities (collectively, “SPACs”), preferred stock, corporate bonds, warrants and options of U.S. and non-U.S. companies (including in emerging markets) which are involved, or which Calamos Advisors believes will be involved, in a variety of significant corporate events including, but not limited to mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations and other corporate transactions.

The Fund may invest up to 35% of its net assets in foreign securities, including securities in emerging markets.

15.	Comment. The Staff notes that the Fund includes “Rule 144A Securities” as a principal risk. Please disclose what percentage of the Fund’s assets may be invested in Rule 144A securities and related disclosure of the Fund’s investments in such securities in the Fund’s principal investment strategy.

Response. The Registrant respectfully declines to add the requested disclosure. Item 9 (and relatedly Item 4 in summary form) of Form N-1A, requires a fund to “[d]escribe the Fund’s principal investment strategies, including the particular type or types of securities in which the Fund principally invests or will invest.” Although at times the Fund may be invested in Rule 144A securities, it does not have a strategy to principally invest in Rule 144A securities.

16.	Comment. Under “Portfolio Manager Experience in the Fund” which states that each portfolio manager has been with the Fund “since Fund’s inception,” please revise to state the month and year of each portfolio manager’s appointment.

Response. The requested change has been made.

17.	Comment. The Staff requests that the Registrant clarify whether investment restriction (v) means that there is a concentration in SPACs, and if so, please consider adding disclosure in the prospectus.

Response. The Fund’s advisor expects that the Fund will invest more than 25% of its total assets in SPACs and has added disclosure regarding the Fund’s significant investment in SPACs (see response number 6 above). The Registrant has revised the applicable investment restriction as follows:

(v) invest in a security if more than 25% of its total assets (taken at market value at the time of a particular purchase) would be invested in the securities of issuers in any particular industry, except that this restriction does not apply to securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities ~~or (b) securities of SPACs~~;6 or

6 With respect to the investment restriction relating to industry concentration set forth in (v) above, with respect to investments in SPACs, the Fund will generally look to the investment or investments the SPAC principally holds in determining the SPAC’s principal activities and whether to apply its fundamental policy regarding industry concentration to an investment in a SPAC. Many SPACs invest principally in U.S. Treasury obligations, money market funds that invest exclusively in obligations of the U.S. government and other investments that are not limited by the Fund’s investment restriction on industry concentration until the SPAC identifies a suitable target for an acquisition or merger.

18.	Comment. In the trustee table contained in the Statement of Additional Information, please revise the column heading “Experience, Qualifications, Attributes, Skills, for Board Membership,” to include “During the Past 5 years.”

Response. The Registrant respectfully declines to make the requested change. The information in this column is provided in response to Item 17(b)(10) of Form N-1A which provides that “[i]f material, this disclosure should cover more than the past five years, including information about the person’s particular areas of expertise or other relevant qualifications.” The Registrant confirms that the information disclosed regarding the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a Trustee for the Fund is material and covers more than five years.

* * * * *

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (617) 854-2418.

Very truly yours,

/s/ Kathleen M. Nichols

Kathleen M. Nichols, Esq.

cc:

John P. Calamos, Sr., Chairman, Trustee and President, Calamos Investment Trust

Erik D. Ojala, Esq., Vice President and Secretary, Calamos Investment Trust

Paulita A. Pike, Esq., Ropes & Gray LLP

Rita Rubin, Esq., Ropes & Gray LLP